Exhibit 99.1

GSX Announces Financial Results

for the First Quarter of 2020 and a Share Repurchase Program

- Quarterly Results:

Net Revenues up by 382.0% Year-Over-Year

Gross Billings up by 358.0% Year-Over-Year

Net Income up by 336.6% Year-Over-Year

Non-GAAP Net Income up by 405.8% Year-Over-Year

Beijing, May 6, 2020 — GSX Techedu Inc. (NYSE: GSX) (“GSX” or the “Company”), a leading online K-12 large-class after-school tutoring service provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Highlights1

•	Net revenues increased 382.0% year-over-year to RMB1,297.6 million.

•	Gross billings[2] increased 358.0% year-over-year to RMB1,374.4 million.

•	Income from operations increased 115.2% year-over-year to RMB91.9 million, from RMB42.7 million in the same period of 2019.

•	Non-GAAP income from operations increased 189.7% year-over-year to RMB134.7 million, from RMB46.5 million in the same period of 2019.

•	Net income increased 336.6% year-over-year to RMB148.0 million, from RMB33.9 million in the same period of 2019.

•	Non-GAAP net income increased 405.8% year-over-year to RMB190.7 million, from RMB37.7 million in the same period of 2019.

•	Paid course enrollments[3] increased 307.4% year-over-year to 774,000.

Financial and Operating Data——First Quarter of 2020

(In thousands of RMB, except for paid course enrollments and percentages)

	Three Months Ended March 31,
	2019	2020	Pct. Change
Net revenues	269,155	1,297,580	382.0%
Gross billings	300,095	1,374,399	358.0%
Income from operations	42,727	91,930	115.2%
Non-GAAP income from operations	46,549	134,683	189.7%
Net income	33,891	147,988	336.6%
Non-GAAP net income	37,713	190,741	405.8%
Paid course enrollments	190,000	774,000	307.4%

[1]

For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release. Non-GAAP income from operations, non-GAAP net income exclude share-based compensation expenses.

[2]

Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See “About Non-GAAP Financial Measures” and “Reconciliations of non-GAAP measures to the most comparable GAAP measures” elsewhere in this press release.

[3]

Paid course enrollments for a certain period refer to the cumulative number of paid courses enrolled in and paid for by our students, including multiple paid courses enrolled in and paid for by the same student. Paid courses are to our courses that are charged not less than RMB99.0 per course in fees.

Larry Xiangdong Chen, GSX’s founder, Chairman and CEO, commented, “Since the outbreak of COVID-19, we have donated RMB20 million worth of regular winter semester courses to Wuhan residents, delivered free courses of all subjects and all grades to tens of millions of students nationwide, and through our Weishi platform, assisted over 134,000 educational institutions and professionals to transfer offline courses to online. We are proud to have done our part in the fight against the epidemic, even though the aforementioned initiatives weighted down our gross billings and revenues, and added extra costs and expenses in the first quarter. However, we were still able to achieve over 350% year-over-year growth in both net revenues and gross billings. Paid enrollments grew by 307% year-over-year to 774,000, of which a majority were first-time paid enrollments. Moreover, given our high ROI, we expanded investments in customer acquisition and technology development, to lay a solid foundation for our healthy and sustainable growth over the long-term.”

Mr. Chen continued, “We were able to achieve this remarkable performance largely thanks to our focus, dedication, and devotion to our strategy, thanks to our continued refining of organizational capabilities, and thanks to our persistent faith in our future. Moving forward, we will remain focused on online live large-class education. We will spare no effort to build a great organization that the best talents yearn for. We will further strengthen our operating efficiency and organizational capability. We will remain committed to hiring and retaining the top-notch teachers and technology professionals. We will strategically expand our investments in high ROI channels to set the stage for long-term growth. We will stick to our profitable growth strategy, as we have always committed to.”

Shannon Shen, CFO of GSX, noted, “We delivered impressive results during the quarter despite the challenging environment. Net revenues from our core K-12 business line grew 448% year over year, maintaining the above 400% growth rate we have always had, which demonstrates the enormous value that our highly-focused strategy and persistent execution can generate. Net income for the quarter was RMB148.0 million on a GAAP-basis and RMB190.7 million on a non-GAAP basis, close to the record high we set in the last quarter of 2019. ”

Shannon added, “We are proud that we did our best to contribute to the society during the pandemic period. These initiatives shortened the regular enrollment recruitment window, reduced our net revenues and gross billings, and resulted in extra costs and expenses associated with staff compensation, technology support and traffic acquisition. The negative impact on operating profit margin was partially offset by the value-added tax exemption issued by the government, recorded in other income. We were still able to realize net profit margin of 11.4%, and non-GAAP net profit margin of 14.7%, which reflects our proven organizational capabilities and superior operating efficiency. Today, we also announced a share repurchase program, which manifests the management’s confidence in our future business prospects. Going forward, we will continually strive to identify, train and cultivate high-quality instructors, enhance the career prospects for tutors, and attract highly-skilled research and technology talents, to generate an efficient and sustainable long-term development.”

Financial Results for the First Quarter of 2020

Net Revenues

Net revenues reached RMB1,297.6 million, a 382.0% increase from RMB269.2 million in the first quarter of 2019. The increase was mainly driven by the growth in paid course enrollments for K-12 courses.

Cost of revenues

Cost of revenues rose 245.5% to RMB283.3 million from RMB82.0 million in the first quarter of 2019. The increase was mainly due to the increase in compensation for instructors and tutors, learning materials, as well as the extra costs paid for supporting our services offered for free during the COVID-19 outbreak.

Gross Profit

Gross profit increased 442.1% to RMB1,014.3 million from RMB187.1 million in the first quarter of 2019. Gross profit margin increased to 78.2% from 69.5% in the same period of 2019, primarily as a result of economies of scale.

Non-GAAP gross profit increased 448.4% to RMB1,028.2 million from RMB187.5 million in the same period of 2019. Non-GAAP gross profit margin increased to 79.2% from 69.7% in the same period of 2019.

Operating Expenses

Operating expenses were RMB922.4 million, increasing from RMB144.4 million in the first quarter of 2019.

Selling expenses increased to RMB757.2 million from RMB99.5 million in the first quarter of 2019. The increase was primarily a result of higher marketing expenses to expand the user base and enhance our brands, an increase in compensation to sales and marketing staff, as well as free course promotional expenses to acquire traffic during the COVID-19 outbreak.

Research and development expenses increased 227.0% to RMB99.4 million, from RMB30.4 million in the first quarter of 2019. The increase was primarily due to an increase in the number of course professionals and technology development personnel, as well as an increase in compensation for such staff.

General and administrative expenses increased to RMB65.8 million from RMB14.4 million in the first quarter of 2019. The increase in general and administrative expenses was mainly due to an increase in the number of general and administrative personnel and an increase in compensation paid to general and administrative staff.

Income from Operations

Income from operations was RMB91.9 million, compared with RMB42.7 million in the first quarter of 2019.

Non-GAAP income from operations increased to RMB134.7 million, from RMB46.5 million in the first quarter of 2019.

Interest income and Realized gains from investment

Aggregation of interest income and realized gains from investments this quarter, representing the income received from cash, cash equivalents, short-term and long-term investments, increased 1,045.5% to RMB12.6 million, from RMB1.1 million in the first quarter of 2019. This resulted from an increase of cash, cash equivalents, short-term and long-term investments.

Other income

Other income increased to RMB61.9 million, from RMB533 thousand in the first quarter of 2019. The increase was primarily due to the value-added tax exemption offered by the government, partially offset by the related cost, during the COVID-19 outbreak, which amounted to RMB53.2 million, as well as government subsidies of RMB8.2 million received in the first quarter of 2020.

Net Income

Net income increased to RMB148.0 million, from RMB33.9 million in the first quarter of 2019.

Non-GAAP net income increased to RMB190.7 million, from RMB37.7 million in the first quarter of 2019.

Cash Flow

Net operating cash inflow for the first quarter of 2020 was RMB117.7 million, an 82.2% increase from RMB64.6 million in the first quarter of 2019.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were RMB0.62 and RMB0.59, respectively, in the first quarter of 2020.

Non-GAAP basic and diluted net income per ADS, were RMB0.80 and RMB0.76, respectively, in the first quarter of 2020.

Share count

As of March 31, 2020, the Company had 159,165,833 ordinary shares outstanding.

Cash and Cash Equivalents, Short-term Investments and Long-term Investments

As of March 31, 2020, the Company had RMB565.2 million of cash and cash equivalents, RMB1,003.1 million of short-term investments and RMB1,169.0 million of long-term investments, compared with RMB74.0 million of cash and cash equivalents, RMB1,473.5 million of short-term investments and RMB1,188.3 million of long-term investments as of December 31, 2019. The increasing of cash and cash equivalents is mainly due to the maturity of short-term wealth management investments in the first quarter of 2020.

Deferred Revenue

As of March 31, 2020, the Company’s deferred revenue balance was RMB1,338.8 million, largely flat from RMB1,337.6 million as of December 31, 2019. Deferred revenue primarily consisted of tuition collected in advance.

Other Payables

As of March 31, 2020, other payables in non-current liabilities totaled RMB220.6 million, all of which are payables to purchase the Zhengzhou properties.

Share Repurchase Program

The Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$150 million of its shares, effective until May 6, 2022.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund repurchases from its existing cash balance and resumption of wealth management products.

Business Outlook

Based on the Company’s current estimates, total net revenues for the second quarter of 2020 are expected to be between RMB1,526 million and RMB1,556 million, representing an increase of 331.4% to 339.9% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call on Wednesday, May 6, 2020, at 8:00 AM U.S. Eastern Time (8:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

US: 1-888-317-6003

Hong Kong: 800-963976

Mainland China: 4001-206115

Passcode: 3561526

A telephone replay will be available two hours after the conclusion of the conference call through May 13, 2020. The dial-in details are:

International: 1-412-317-0088

US: 1-877-344-7529

Passcode: 10143350

Additionally, a live and archived webcast of this conference call will be available at http://gsx.investorroom.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of 2020 and GSX’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and GSX undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About GSX Techedu Inc.

GSX Techedu Inc. is a technology-driven education company and leading online K-12 large-class after-school tutoring service provider in China. GSX offers K-12 courses covering all primary and secondary grades as well as foreign language, professional and interest courses. GSX adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates each aspect of the Company’s business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income from operations and non-GAAP net income, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company’s management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered over a period usually no more than 60 classes for K-12 courses. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings has material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income from operations and non-GAAP net income exclude share-based compensation expenses, and such adjustment has no impacts on income tax. GSX believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. GSX believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to GSX’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“USD”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB 7.0808 to USD1.00, the effective noon buying rate for March 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2020, or at any other rate.

For further information, please contact:

GSX Techedu Inc.

Ms. Sandy Qin, CFA

E-mail: ir@genshuixue.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

GSX Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of March 31,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	73,967	565,168	79,817
Short-term investments	1,473,452	1,003,133	141,669
Prepaid expenses and other current assets	261,482	391,877	55,344

Total current assets	1,808,901	1,960,178	276,830

Non-current assets
Operating lease right-of-use assets	264,909	413,354	58,377
Property, equipment and software, net	81,860	489,362	69,111
Land use rights, net	—	29,587	4,178
Long-term investments	1,188,286	1,168,978	165,091
Deferred tax assets	30,716	98,738	13,944
Rental deposit	18,719	26,270	3,710
Other non-current assets	1,141	1,073	152

Total ASSETS	3,394,532	4,187,540	591,393

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB188,975 and RMB159,775 as of December 31, 2019 and March 31, 2020, respectively)	228,753	327,711	46,281
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	1,331,962	1,335,294	188,580
Current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	59,982	81,427	11,500
Income tax payable of the consolidated VIE without recourse to the Group	16,093	90,998	12,851
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB460 and RMB460 as of December 31, 2019 and March 31, 2020, respectively)	460	460	65

Total Current liabilities	1,637,250	1,835,890	259,277

GSX Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of March 31,
	2019	2020	2020
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	5,674	3,497	494
Non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	194,228	327,893	46,307
Deferred tax liabilities of the consolidated VIE without recourse to the Group	25	73,125	10,327
Other payables	—	220,615	31,157

TOTAL LIABILITIES	1,837,177	2,461,020	347,562

SHAREHOLDERS’ EQUITY
Ordinary shares	106	106	15
Treasury stock, at cost	(86,739)	(72,491)	(10,238)
Additional paid-in capital	1,899,059	1,927,564	272,224
Accumulated other comprehensive income (loss)	17,829	(3,747)	(529)
Statutory reserve	6,921	6,921	977
Accumulated deficit	(279,821)	(131,833)	(18,618)

TOTAL SHAREHOLDERS’ EQUITY	1,557,355	1,726,520	243,831

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	3,394,532	4,187,540	591,393

GSX Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2019	2020	2020
	RMB	RMB	USD
Net Revenues	269,155	1,297,580	183,253
Cost of revenues	(82,045)	(283,250)	(40,003)

Gross profit	187,110	1,014,330	143,250

Operating expenses
Selling expenses	(99,519)	(757,234)	(106,942)
Research and development expenses	(30,442)	(99,410)	(14,039)
General and administrative expenses	(14,422)	(65,756)	(9,287)

Total operating expenses	(144,383)	(922,400)	(130,268)

Income from operations	42,727	91,930	12,982

Interest income	1,061	245	35
Realized gains from investments	55	12,353	1,745
Other income	533	61,931	8,746

Income before provision for income tax and loss from equity method investments	44,376	166,459	23,508

Income tax expenses	(10,018)	(17,992)	(2,541)
Loss from equity method investments	(467)	(479)	(68)

Net income	33,891	147,988	20,899

Less: Series A convertible redeemable preferred shares redemption value accretion	9,733	—	—
Less: Undistributed earnings allocated to the participating preferred shares	6,444	—	—

Net income attributable to GSX Techedu Inc.’s ordinary shareholders	17,714	147,988	20,899

Net income per ordinary share
Basic	0.18	0.93	0.13
Diluted	0.17	0.88	0.12

Net income per ADS
Basic	0.12	0.62	0.09
Diluted	0.11	0.59	0.08

Weighted average shares used in net income per share
Basic	97,944,998	159,113,826	159,113,826
Diluted	106,013,755	167,849,627	167,849,627

Note: Three ADS represents two ordinary shares.

GSX Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2019	2020	2020
	RMB	RMB	USD
Net revenue	269,155	1,297,580	183,253

Add: VAT and surcharges	12,930	77,572	10,955
Add: ending deferred revenue	291,355	1,338,791	189,074
Add: ending refund liability	9,863	52,659	7,437
Less: beginning deferred revenue	272,041	1,337,636	188,910
Less: beginning refund liability	11,167	54,567	7,706

Gross billings (non-GAAP)	300,095	1,374,399	194,103

	For the three months ended March 31,
	2019	2020	2020
	RMB	RMB	USD
Gross profit	187,110	1,014,330	143,250
Share-based compensation expense in cost of revenues	423	13,844	1,955

Non-GAAP gross profit	187,533	1,028,174	145,205

Income from operations	42,727	91,930	12,982
Share-based compensation expenses	3,822	42,753	6,038

Non-GAAP income from operations	46,549	134,683	19,020

Net income	33,891	147,988	20,899
Share-based compensation expenses	3,822	42,753	6,038

Non-GAAP net income	37,713	190,741	26,937